UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For March 31, 2023

Commission File Number 001-41065

SNOW LAKE RESOURCES LTD.
(Translation of registrant’s name into English)
242 Hargrave Street, #1700 Winnipeg, Manitoba R3C 0V1 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☐

EXPLANATORY NOTE

Snow Lake Resources Ltd. (the “Company”) is furnishing this Form 6-K to provide the unaudited consolidated financial statements for the six months ended December 31, 2022 and 2021 and incorporate such financial statements into the Company’s registration statements referenced below.

This Form 6-K is hereby incorporated by reference into the registration statements of the Company on Form S-8 (Registration Numbers 333-261358) to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

FORWARD-LOOKING INFORMATION

This Report on Form 6-K contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry. When used in this report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect management’s current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: our mineral resources described in our most recent S-K 1300 compliant indicated and inferred mineral resource report are only estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, or that the indicated level of recovery will be realized; volatility in lithium prices and lithium demand may make it commercially unfeasible for us to develop our Thompson Bros Lithium Project; and other risks and uncertainties which are generally set forth under the heading, “Risk Factors” and elsewhere in our SEC filings. Should any of these risks or uncertainties materialize, or should the underlying assumptions about our business and the commercial markets in which we operate prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the SEC filings.

All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

EXHIBIT LIST

Exhibit	Description

99.1	Unaudited Interim Consolidated Financial Statements as of December 31, 2022 and for the six months ended December 31, 2022 and 2021
99.2	Management’s Discussion and Analysis for the six months ended December 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SNOW LAKE RESOURCES LTD.

Date	March 31, 2023	By	/s/Keith Li
Keith Li
Chief Financial Officer